Exhibit 99.1

NEWS RELEASE

Endeavour Silver Responds to Cream Minerals Directors’ Circular

Vancouver, Canada – November 3, 2010 - Endeavour Silver Corp. (TSX: EDR; NYSE-Amex: EXK; DB-Frankfurt: EJD) announced on September 27, 2010 an offer (“Endeavour Offer”) to purchase all of the outstanding common shares (“Shares”) of Cream Minerals Ltd. (“Cream”) at a price of $0.12 per Share.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 8:00 A.M. (PACIFIC TIME) ON NOVEMBER 9, 2010.

On November 1, 2010, the Cream Board of Directors announced that it had filed its supplementary directors’ circular in which it made NO RECOMMENDATION to Cream shareholders  in regards to the Endeavour Offer, and the Cream Board did not offer a better, or any, alternative offer.

Cream Shareholders should note the following from the Cream Circular:

•	Capital West, Cream’s financial advisor, regards the Endeavour Offer as superior to a joint venture proposal by Minco Silver Corporation (“Minco Proposal”) from a financial point of view.

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Notwithstanding Capital West’s advice, the Board of Cream has elected to make no recommendation to its shareholders on the Endeavour Offer and, should less than 50.1% of the Shares be tendered to the Endeavour Offer by the expiry date of November 9, 2010, the Board of Cream intends to accept the Minco Proposal on November 10, 2010.

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The Endeavour Offer is the only current offer to purchase Cream Shares.  28 companies were canvassed by Cream to make a superior offer for the Shares and no competing offer has been made.  The Board of Cream stated that no such offer is currently expected.

Market Activity

•	The recent increases in the stock price of Cream were solely the result of the Endeavour Offer, in the absence of which Cream Shares can be expected to return to lower historic trading prices.

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The trading price for Cream Shares has dropped to $0.115 per share which is below the Offer price, indicating that the market does not believe a superior offer will be made.  There can be no assurance Cream shareholders will be able to sell Shares in the future at $0.12 per share if the Endeavour Offer is not successful.

The Minco Proposal is not a viable alternative

There are significant risks and uncertainties related to the Minco Proposal including:

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There is no obligation for Minco to incur work expenditures and earn an additional 20% in the Nuevo Milenio project or to develop the property at all.  Cream will be required to contribute its share of expenses on the Nuevo Milenio project, either on the basis of 50% if Minco fails to exercise its option, or on the basis of 30% if Minco exercises its option.

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The Minco Proposal is not irrevocable and can be withdrawn by Minco at any time.  The Minco Proposal is highly conditional in that it is subject to due diligence by Minco to its satisfaction and it is also subject to governmental, regulatory and stock exchange approvals which may include shareholder approval.

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There is no assurance that Cream will have sufficient funds to maintain its interest in the Nuevo Milenio project and if its interest is diluted to less than 10%, Cream’s interest will convert to a 1% net smelter returns royalty.

•	Minco is a non-producing mineral exploration company whose principal mineral property is located in China. Minco has no experience operating in Mexico and holds no mineral interests in Mexico.

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If Cream cannot implement the transaction contemplated by the Minco Proposal, it will require additional financing. Current market conditions, the challenging funding environment and the recent low trading price of the Shares may make it difficult for Cream to raise sufficient funds through equity financings. There can be no assurance that the required funding will be available to the Company on acceptable terms, or at all, and completion of future financings may result in substantial dilution for Shareholders."

Each Cream shareholder should seriously consider the following question – do you really want to continue owning your Cream shares, given that:

•	Cream Incurs Substantial Operating Losses Every Year – $1.3 million to date in 2010 (including $0.7 million on G&A) and $11.4 million since 2006 (including $4.0 million on G&A)

•	Cream Dilutes its Shareholders Every Year – 35% last year when the Nuevo Milenio property was optioned to another company and 155% since 2006

Endeavour believes that Cream Shareholders who tender to the Offer will receive the following significant benefits:

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Significant Premium: The offer price of Cdn$0.12 per Share represents a premium of 76% over the average closing price of the Cream Shares of $0.068 for the ten trading days ended September 24, 2010, and a significant premium over Cream’s average trading price for the past two years.

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Immediate Liquidity and No Further Dilution: The Offer provides Shareholders with a means of realizing immediate value and liquidity without delay at a substantial premium and without assuming the risks and dilution associated with further exploration and development of the Nuevo Milenio Property.

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Risk of Cream Resource Disclosure: Cream’s mineral resources as disclosed in their National Instrument 43-101 (“NI 43-101”) reports on the Nuevo Milenio Property were prepared by Cream’s second largest shareholder and a Director, not by independent consultants as required under NI 43-101. In Endeavour’s opinion, the resources are not compliant with NI 43-101 and a substantial amount of work will be required to confirm any resources in compliance with NI 43-101.

Shareholders are encouraged to review the Offer material for full details and act quickly. If you require additional copies of the Offer materials or require assistance tendering your shares, please contact Endeavour’s Information Agent, Laurel Hill Advisory Group toll free at 1-877-304-0211 (416-304-0211 collect) or by email at assistance@laurelhill.com.  A copy of these materials can also be accessed on SEDAR at www.sedar.com or the company’s website at www.edrsilver.com.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 8:00 A.M. (PACIFIC TIME) ON NOVEMBER 9, 2010.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

BRADFORD COOKE
Chairman and Chief Executive Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.